Exhibit  99.1

Medigus Announces $7.5 Million Public Offering

OMER, Israel, March 24, 2017 — Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, today announced the pricing of a best efforts public offering of 979,714 Class A Units at a purchase price per unit of $3.50 and of 1,163,144 Class B Units at an effective purchase price per unit of $3.50. Each Class A unit consists of (i) one American Depositary Share, or ADS, and (ii) one Series A warrant to purchase one ADS, and each Class B unit consists of (i) one pre-funded warrant to purchase one ADS, and (ii) one Series A warrant to purchase one ADS. The offering is expected to result in gross proceeds to the company of approximately $7.5 million.

The Series A warrants will have a term of five years, be exercisable immediately or six months following the issuance date and have an exercise price of $3.50 per ADS. The pre-funded warrants will be exercisable immediately and until exercised in full and have an exercise price of $0.01 per ADS.

Rodman & Renshaw, a unit of H.C. Wainwright & Co., is acting as the exclusive placement agent in connection with this offering.

The closing of the sale of the securities is expected to take place on or about March 29, 2017, subject to satisfaction of customary closing conditions.

Medigus intends to use the net proceeds from the offering for general corporate purposes.

The securities described above were offered pursuant to a registration statement on Form F-1 (File No. 333-216155), which was declared effective by the United States Securities and Exchange Commission (the SEC) on March 23, 2017.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The securities may be offered only by means of a prospectus. The preliminary prospectus related to the offering has been filed with the SEC and a final prospectus related to the offering will be filed with the SEC. Copies of the preliminary prospectus and the final prospectus, when available, may be obtained at the SEC's website at http://www.sec.gov and may be also obtained from H.C. Wainwright & Co., LLC, 430 Park Avenue, New York, NY 10022 by calling (646) 975-6996 or emailing: placements@hcwco.com.

About Medigus

Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. They are the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. MUSE is gaining adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange Ltd.). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words.  These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this news release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. These risks and other factors include but are not limited to the company’s ability to satisfy all the conditions to the closing of the proposed offering, risks related to unexpected costs, liabilities or delays in the proposed offering and the occurrence of any event, change or other circumstances that could give rise to the termination of the offering. Risk factors affecting the company are discussed in detail in the company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

MEDIA CONTACT:

Chantal Beaudry/ Carrie Yamond

Lazar Partners Ltd.

212-867-1762

cbeaudry@lazarpartners.com

cyamond@lazarpartners.com

INVESTOR RELATIONS (U.S.):

David Carey

Lazar Partners Ltd.

212-867-1768

dcarey@lazarpartners.com

INVESTOR RELATIONS (Israel):
Iris Lubitch/ Noam Yellin

SmarTeam

972-3-6954333

Iris@Smartteam.co.il
Noam@Smartteam.co.il